

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2022

Anthony Ang
Chairman and Chief Executive Officer
Global Star Acquisition, Inc.
1641 International Drive, Unit 208
McLean, VA 22102

      **Re: Global Star Acquisition, Inc.**
          **Amendment No. 1 to Draft Registration Statement on Form S-1**
          **Submitted May 31, 2022**
          **CIK No. 0001922331**

Dear Mr. Ang:

     We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted May 31, 2022

General

1.    We note your disclosure on page 63 that certain of the investors in your sponsor are Chinese nationals and otherwise do business in the PRC. Please describe in greater detail these investors (including how many) and any significant ties that your sponsor has with China.

Index to Financial Statements, page F-1

2.    Please revise to update the financial statements pursuant to Article 8-08 of Regulation S-X.

   You may contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters.  Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.


                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc:     Andrew Tucker